NEXTWAVE WIRELESS INC.
                             12670 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130


                                  July 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:  Derek Swanson

                 Re:   NextWave Wireless Inc.
                       Registration Statement on Form S-1 (File No. 333-139440)
                       --------------------------------------------------------


Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), NextWave Wireless Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment No. 3 to its Registration Statement on Form S-1 (Registration No. 333-139440), filed on July 13, 2007, hereinafter referred to as the "Post-Effective Amendment."

           The Post-Effective Amendment is being withdrawn because it was incorrectly filed under Form Type S-1/A. No securities have been sold in connection with the filing of the Post-Effective Amendments.

           The Registrant requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Post-Effective Amendment in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

           Please note that we are filing this application to withdraw Film No. 07979395 only, filed on July 13, 2007, and we are NOT applying for withdrawal of the entire Registration Statement.

            Please call Marita A. Makinen at (212) 310-8239 of Weil, Gotshal & Manges LLP with any questions.

           Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned at NextWave Wireless Inc., 12670 High Bluff Drive, San Diego, California 92130.




                                        Very truly yours,

                                        NextWave Wireless Inc.

                                        By: /s/  Frank A. Cassou
                                           ----------------------------------
                                           Frank A. Cassou
                                           Executive Vice President